                                                        Exhibit 99.1

FINAL FORMAL APPROVAL FOR THE A TOWN PLAN (“KSZT”) OF THE DREAM ISLAND PROJECT ON THE OBUDA ISLAND IN THE DANUBE RIVER (BUDAPEST)

Tel Aviv, Israel, September 26, 2006, Elbit Medical Imaging Ltd. (“EMI”) (NASDAQ: EMITF), announced today that Dream Island 2004 Real Property Development Ltd. ("Dream Island"), which owns 320,000 sq.m. of land on the island of Obuda in the Danube River, located in the heart of Budapest, in which EMI indirectly holds 30% through its wholly owned subsidiary Plaza Centers (Europe) BV, has received, from the Municipality of Budapest, a final formal approval for the zoning plan for the Dream Island project. Upon receipt of this approval and in accordance to the laws of Hungary, the Company is allowed to apply for the receipt of a building permit and to execute its planned project.

The proposed plan includes development of the site as a tourism oriented area including 8-10 three-star and five-star hotels, 4 apartment hotels, which will be complemented by complex services, sport centers, yacht harbours, casino, shops, and a conference and convention center accommodating 3500 participants and an exhibition hall.

Dream Island intends to commence the construction on the southern side of the Island by the end of 2006 and to complete the project in 5-6 years, with a total investment of approximately €1.5 billion.

About Elbit Medical Imaging Ltd.

EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into four principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel and in Central and Eastern Europe; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.;(iii) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd. and (iv) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Mango, and venture-capital investments.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on June 30, 2006.

For Further Information:
Company Contact	Investor Contact
Shimon Yitzhaki	Kathy Price
Elbit Medical Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9430
syitzhaki@europe-israel.com	kprice@hfgcg.com